                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                            Crop Growers Corporation
           --------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
           --------------------------------------------------------
                          (Title of Class of Securities)

                                    227297108
           --------------------------------------------------------
                                 (CUSIP Number)

                               David Sonenstein
                      777 San Marin Drive, Novato, CA 94998
                                (415) 899-2000
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  May 30, 1997
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

CUSIP No. 227297108                   13D
          ---------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Fireman's Fund Insurance Company 94 - 1610280
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     California
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power   2,582,194 (1) shares of common stock
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power   none
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power   2,582,194 (1) shares of common stock
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power    none
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     2,582,194 (1) shares of common stock
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     29.59%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IC CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

     (1) Includes 10,000 shares of Series A Convertible Preferred Stock, which is convertible into 754,717 shares of common stock.

    The following information is filed to amend the original Statement on
Schedule 13D dated March 10, 1997 ("Schedule 13D") of Fireman's Fund Insurance Company ("FFIC") with respect to the Common Stock of Crop Growers Corporation ("Crop Growers"). Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

    In purchasing the shares of Crop Growers Common Stock owned by Mr. John Hemmingson and Mr. Gary Black on May 30, 1997, FFIC utilized funds from its working capital. The aggregate purchase price for the securities owned by Mr. Hemmingson and Mr. Black was $18,576,178.53 (including principal and interest).

ITEM 4. PURPOSE OF TRANSACTION.

    Item 4 (a-j) of the Schedule 13D is hereby amended and supplemented by adding the following:

    As of May 29, 1997, all insurance regulatory approvals and early termination of the applicable waiting period under the HSR Act had been obtained.

    On May 30, 1997, FFIC completed the purchase of 1,145,703 shares of Crop Growers Common Stock owned by Hemmingson and 681,774 shares of Crop Growers Common Stock owned by Black.

    The last paragraph of Item 4 of the Schedule 13D is hereby amended to read as follows:

    As a result of the purchase of the shares of Crop Growers Common Stock owned by Hemmingson and Black, FFIC beneficially owns 2,582,194 shares of Crop Growers Common Stock, or 29.59% of the Crop Growers Common Stock, assuming conversion of the Preferred Shares and assuming that any other outstanding rights to purchase, convert into or exchange for Crop Growers Common Stock are not exercised. Upon consummation of the Acquisition, FFIC will own, directly or through an affiliate, 100% of the outstanding shares of Crop Growers Common Stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

    Paragraphs (a)-(c) of Item 5 of the Schedule 13D are hereby amended to read as follows:

         (a) After acquiring the shares of Crop Growers Common Stock owned by Hemmingson and Black, FFIC beneficially owns 2,582,194 shares of Crop Growers Common Stock, as determined in accordance with the provisions of Rule 13d-3. In its Form 10-Q filed with the Commission on May 15, 1997 for the quarter ended March 31, 1997, Crop Growers stated that the number of outstanding shares of Crop Growers Common Stock on May 1, 1997 was 7,972,551. Accordingly, after acquiring the shares of Crop Growers Common Stock owned by Hemmingson and Black, FFIC is the beneficial owner of approximately 29.59% of the Common Stock of Crop Growers, as determined in accordance with the provisions of Rule 13d-3.

          (b) FFIC has the sole power to vote and dispose of the 2,582,194 shares of Crop Growers Common Stock that it beneficially owns. No other person is known to have or share the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

          (c) Other than the acquisition of shares of Common Stock from Hemmingson and Black on May 30, 1997 and as proposed in the Acquisition Agreement, FFIC has not engaged in any transaction in the past sixty days with respect to the Common Stock of Crop Growers.


                                   SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 5, 1997

                                   FIREMAN'S FUND INSURANCE COMPANY



                                   By   /s/ Thomas A. Swanson
                                        -----------------------------------
                                        Thomas A. Swanson
                                        Senior Vice President, General Counsel
                                        and Corporate Secretary


                                       3